

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2021

Donald G. Basile
Co-Chief Executive Officer
Roman DBDR Tech Acquisition Corp.
2877 Paradise Rd. #702
Las Vegas, NV 89109

> **Re: Roman DBDR Tech Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 28, 2021**
> **File No. 001-39687**

Dear Dr. Basile:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1. We note that CompoSecure plans to provide payment technology solutions to allow the average person to buy, sell and store Digital Assets. Please identify the particular Digital Assets that can be bought, sold and stored using your wallets and platform and how you determine or limit which Digital Assets are eligible for inclusion. Please also tell us how you determine whether or not such Digital Assets are securities under the federal securities laws. In addition, please include appropriate risk factor disclosure addressing the risks associated with the Arculus Platform facilitating the purchase and sale of Digital Assets that may be securities under the federal securities laws.

2. We note your disclosure on page xi that the "Earnout Recipients" will receive the right to receive additional consideration based on the performance of CompoSecure and its affiliates. Please disclose who the earnout recipients are and quantify the additional consideration they will be entitled to receive.

3.   We note that Roman DBDR hired financial advisors in connection with the merger transaction, but did not obtain a fairness opinion. Please disclose the fees the financial advisors will receive upon completion of the business combination and any amount that is contingent upon completion of the transaction. In addition, include a clear description of any additional services the financial advisors or their affiliates provided in connection with the transaction (such as any PIPE transaction related to the merger transaction), the related fees, and whether those fees are conditioned on the completion of the transaction.

4.   We note that Section 9.16 of CompoSecure's Second Amended and Restated Bylaws identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please describe the exclusive forum provision in the proxy statement and disclose whether this provision applies to actions arising under Exchange Act. Because the provision applies to Securities Act claims, please also disclose that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

5.   We note that in the Related Agreements section on page 77 you refer to various Annexes to the merger agreement, such as Annex A, Annex B, Annex C, Annex D, Annex F, Annex G, Annex H-1, Annex H-2, and Annex J and state that the summary of CompoSecure's agreements is "qualified in tis entirety by reference to the complete text of each of the agreements."   However, these Annexes appear to be omitted from the proxy statement. Please include the referenced Annexes or advise.

6.   It appears that the deferred underwriting fees remain constant and are not adjusted based on redemptions. If applicable, please revise your disclosure to quantify the effective underwriting fee on a percentage basis for shares at the minimum and maximum redemption levels.

Organizational Structure, page xv

7.   Please disclose the sponsor and its affiliates' total potential ownership interest in the combined entity, assuming exercise and conversion of all securities.

Profitable Unit Economics, page xix

8.   Please define the term "blended ASP" and provide us with the basis for the statement that the board believes the Digital Asset and Cryptocurrency markets currently have ASP of approximately ninety dollars.

Projected Financial Information, page xxxv

9.   We note the statements in the first and third paragraph of this section and elsewhere in the proxy statement cautioning investors not to rely on the CompoSecure projected financial information in making a decision regarding the Business Combination. While it may be appropriate to caution investors not to place undue reliance upon the financial forecasts,

you should not tell readers not to rely upon them. Please revise your disclosures accordingly.

Questions and Answers about the Business Combination, page 1

10.   Please add a separate question and answer disclosing compensation to be paid to named executive officers of CompoSecure in connection with the merger transaction as described on pages 168-169.

How do I exercise my redemption rights, page 9

11.   Please clarify in the answer to this question that a stockholder must vote in order to redeem shares, consistent with your disclosure elsewhere in the proxy statement.

Risk Factors, page 15

12.   Disclose the material risks to unaffiliated investors presented by taking CompoSecure public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Regulatory changes or actions may restrict the use of the Arculus Wallet or Digital Assets, page 20

13.   Please explain in greater detail how the characterization of a digital asset as a commodity or security could affect your business. Please also explain to us the operational policies and/or procedures you have implemented (if any) to address such risks, including whether you conduct any assessment of the characterization of particular digital assets.

CompoSecure's international sales subject CompoSecure to additional risks, page 23

14.   We note your disclosure that in 2020 CompoSecure derived 21% of its revenue from sales to customers located outside the U.S. We also note your reference to China in this risk factor. Please clarify the extent to which these international revenues are attributable to CompoSecure's sales in China. In addition, in a risk factor on page 44 you state that you must comply with laws and regulations in the United States and other countries. Revise to clarify what countries you are referring to and, if necessary, add appropriate disclosure in the government regulation section on page 160.

Our initial stockholders and certain other stockholders have agreed to vote in favor, page 32

15.   Please disclose what percentage of public shareholders need to vote in favor of the business combination for it to be approved. Please also include this information in your question and answer section.

Unaudited Pro Forma Condensed Combined Financial Information, page 54

16.   It appears to us that you evaluated CompoSecure Holdings LLC as a corporation rather than a partnership under ASC 810 in connection with the "Up-C" organization. Please confirm our understanding, and if correct, explain to us your basis for this evaluation. Include in your response how the board of managers is substantive and not the functional equivalent of a managing member.

17.   We note from disclosure on page 4 that the Class A members of CompoSecure Holdings LLC receive ten votes per unit, whereas Class B members receive one vote per unit. Please explain to us who will hold the Class A units and whether any incremental value related to the higher-vote units issued to individuals who are both employees and shareholders represents compensation to be accounted for within the scope of ASC 718.

Notes to Unaudited Pro Forma Condensed Combined Financial Information
2. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 62

18.   Please revise your next amendment to provide a description of the transaction costs included in adjustment F related to the CompoSecure anticipated transaction costs and Shared transaction costs reported in the table on page 63. Tell us us how these adjustments meet the criteria to be presented as a Transaction Accounting Adjustment under Rule 11-02(a)(6) of Regulation S-X.

19.   Please revise your next amendment to explain your rationale for pro forma recognition of non-controlling interests in adjustment H to the balance sheet and adjustment C to the statement of operations.

20.   We note you applied a pro forma effective tax rate of 9.58% to record the pro forma income tax expense in adjustment B to the statement of operations, but assumed a constant 21% federal income tax rate in calculating pro forma deferred taxes in adjustment G to the balance sheet. Please revise your next amendment to explain your calculation of the pro forma effective tax rate of 9.58%, and tell us why a different tax rate was used in determining pro forma deferred taxes.

21.   Given the uncertainty surrounding pro forma adjustment I, and the fact that no value was ascribed to the potential pro forma adjustment, please tell us why you included as a pro forma adjustment, or remove from your next amendment.

Proposal No. 1: The Business Combination Proposal, page 66

22.   We note your disclosure on page 31 that your Sponsor, officers and directors have agreed to waive their redemption rights with respect to the sponsor shares and public shares in connection with the business combination. Please describe any consideration provided in exchange for this agreement.

PIPE Investment, page 80

23.   Please highlight any material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination. Also disclose if the sponsor, directors, officers or their affiliates will participate in the private placement.

Note Subscription Agreements, page 81

24.   We note that you will issue exchangeable notes pursuant to the Note PIPE Investment. Revise the disclosure to disclose the potential impact of those securities on non-redeeming shareholders.

Roman DBDR Board of Directors' Reasons for the Business Combination, page 91

25.   We note various positive and negative factors discussed in this section that the Roman DBDR's board considered in making a recommendation to shareholders to approve the merger. Please expand on your disclosure in the fifth bullet point on page 95 to discuss in greater detail how the board considered the consideration to be paid for CompoSecure as one of the factors to take into account in recommending the transaction.

Certain Projected Financial Information, page 95

26.   Please tell us, and revise your next amendment as applicable here and on page xxxv, to disclose the following related to your projected financial information:
   •   Disclose the material assumptions used in preparing your projected financial information. In this regard, we note that the Arculus Crypto & Digital Assets Ecosystem has not been launched as of the filing date, and that the sales growth assumptions for your Metal Payment Card Solutions disclosed on page 97 may exceed the growth in net sales reported in your financial statements;
   •   Disclose the specific assumptions regarding the size of the market, pricing, competition, and the expected share of the market to be achieved as it relates to the Arculus revenue stream;
   •   Given that your projections extend five years into the future, tell us your basis of the projections and growth rates beyond year three; and
   •   Tell us the process undertaken to formulate the projections, the parties who participated in the preparation of the projections, when the projections were completed, and how they were used.

Interests of Roman's Directors and Executive Officers in the Business Combination, page 98

27.   Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

28.   Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other stockholders experience a negative rate of return in the post-

business combination company.

Summary of CompoSecure's Business, page 147

29.   We note your disclosure that CompoSecure is "an emergent provider of Cryptocurrency and Digital Asset storage and security solutions." Please revise this statement and similar disclosure elsewhere by clarifying that CompoSecure has not yet started offering cryptocurrency and digital assets storage and security solutions. Please also clarify your disclosure on page 147, if true, that you do not currently have any partners for your Arculus products.

30.   Please revise your disclosure in the second full paragraph on page 148 to clarify what you mean by the "top 200 Cryptocurrencies" and the "value of the Cryptocurrency market" so that readers can clearly understand the scope and components of the market you are describing. In that regard, please consider expanding upon your definition of Cryptocurrency to more clearly identify the particular digital assets that are "in the form of a currency" and therefore meet your definition of that term. Please also identify the sources of the historical and projected trading volume and market size information included in this paragraph.

31.   We note your disclosure on page 20 that CompoSecure partners with third-party development partners and exchanges to offer customers an option to trade fiat currency and cryptocurrencies using the Arculus Wallet and companion phone App. Please revise your disclosure in this section to describe these partnerships, including the names of these partners and how your products and services interact with these third parties to facilitate trading of digital assets. Please also clarify whether trading activity will take place solely through these partners or if your platform will provide a means for trading or exchanging digital assets. In addition, please explain to us and revise your risk factor disclosure to clarify whether and to what extent you could be liable for the activities of your partners.

32.   Please include a more detailed discussion of how you intend to generate revenue from both the storage and trading activities on your platform.

Key Products, page 150

33.   Please provide us with support for your statement that the features of the Arculus Cold Storage Wallet described on page 151 are all "unique." Please also explain what you mean when you refer to a "CC EAL 6 secure element."

34.   Please revise to explain more clearly how each of the elements of your three-factor authentication works to secure your Cold Storage Wallet. Please also explain how "tap-to-transact" works, including the types of transactions covered and what information is transmitted between the key card and mobile wallet app using that feature. In each case, consider including illustrative examples as appropriate.

Arculus, page 154

35. Please revise to include an estimate of the development costs associated with the products and services you intend to launch on the Arculus Platform in the next few years as described on page 155.

Clients, page 155

36. We note your disclosure on page 156 that your largest clients, American Express and JP Morgan Chase, accounted for over 71% of your net revenues in 2020. Please disclose separately the percentage of revenue American Express and JP Morgan Chase accounted for.

Management's Discussion and Analysis and Results of Operations of CompoSecure
Use of Non-GAAP Financial Measures, page 185

37. Your reconciliation for Adjusted EBITDA includes an adjustment for "other," which you disclose primarily includes non-recurring transaction expenses relating to the proposed business combination. Please explain to us why there are adjustments related to the business combination during the years ended December 31, 2019 and 2020, but not in the quarter ended March 31, 2021.

Description of Securities After the Business Combination
Warrants, page 193

38. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Financial Statements of CompoSecure Holdings, LLC
Report of Independent Registered Public Accounting Firm, page F-47

39. Please revise your next amendment to have the auditors address their audit report not only to the board of directors but also to the members. Refer to PCAOB AS 3101.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Rolf Sundwall at (202) 551-3105 or David Irving at (202) 551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Justin Dobbie, Legal Branch Chief, at (202) 551-3469 with any other questions.


Sincerely,

Division of Corporation Finance
Office of Finance

cc: Anthony J. McCusker, Esq.